UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

AVERY DENNISON CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-7685	95-1492269
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

8080 Norton Parkway, Mentor, Ohio		44060
(Address of principal executive offices)		(Zip Code)

Vikas Arora, (440) 534-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Avery Dennison Corporation (the “Company”) is filing this Specialized Disclosure Report (Form SD), including the Conflict Minerals Report attached as Exhibit 1.01 hereto, for the calendar year ended December 31, 2025 to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended. Both reports have been posted and are publicly available on the Company’s website at esg.averydennison.com/reports. Information on the Company’s website is not and should not be considered part of, nor is it incorporated by reference into, this Form SD.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for calendar year 2025 is filed as Exhibit 1.01 of this report and is incorporated herein by reference.

Section 2 — Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report of Avery Dennison Corporation, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AVERY DENNISON CORPORATION

Date: May 29, 2026	By:	/s/ Ignacio J. Walker
	Name: Title:	Ignacio J. Walker Senior Vice President and Chief Legal Officer

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